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Exhibit 99.1

1 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 30 November 2004 it purchased for cancellation 26,635 Ordinary Shares of 1/3p each at an average price of 150.03p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

2 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 1 December 2004 it purchased for cancellation 21,804 Ordinary Shares of 1/3p each at an average price of 150.34p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

3 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 2 December 2004 it purchased for cancellation 20,000 Ordinary Shares of 1/3p each at an average price of 158.75p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

8 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 7 December 2004 it purchased for cancellation 10,000 Ordinary Shares of 1/3p each at an average price of 162.5p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

10 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 9 December 2004 it purchased for cancellation 23,670 Ordinary Shares of 1/3p each at an average price of 160.93p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

13 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 10 December 2004 it purchased for cancellation 8,858 Ordinary Shares of 1/3p each at an average price of 159p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

14 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 13 December 2004 it purchased for cancellation 16,000 Ordinary Shares of 1/3p each at an average price of 161.68p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

15 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 14 December 2004 it purchased for cancellation 20,000 Ordinary Shares of 1/3p each at an average price of 165.22p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

16 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 15 December 2004 it purchased for cancellation 20,000 Ordinary Shares of 1/3p each at an average price of 164.82p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

17 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 16 December 2004 it purchased for cancellation 15,000 Ordinary Shares of 1/3p each at an average price of 166.5p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

20 December 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 17 December 2004 it purchased for cancellation 33,000 Ordinary Shares of 1/3p each at an average price of 166.45p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

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  Exhibit 99.1
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc
Autonomy Corporation plc